

Cynthia M. Krus
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004   September 21, 2011

        RE: VII Peaks-KBR Co-Optivist Income BDC II, Inc.
             File Nos.: 333-176182; 814-00932

Dear Ms. Krus:

        On August 9, 2011, you filed, on behalf of VII Peaks-KBR Co-Optivist Income BDC II, Inc. ("Company"), a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") to register common shares of the Company. The Company is a closed-end investment company that has elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940. We have reviewed the filing and have the following comments.

1.   The cover page includes prominent disclosure about the lack of liquidity of the Company's shares. In your response, please provide a representation that a prominent statement about the lack of liquidity will be included in the purchase application.

2.   Summary—Competitive Advantages—Investment Hold Period—The prospectus states, "Unlike traditional hedge funds, we will not actively trade in and out of positions." (Emphasis added.) Because the Company is not a hedge fund, please delete the highlighted text.

3.   Summary—Investment Advisory Agreement—Please submit a form of advisory agreement.

4.   Summary—Investment Advisory Agreement—In the description for Subordinated Incentive Fee on Income, please add, if true, "20.00% but" or similar language before "subordinated to a preferred return…." Please advise the staff whether preferred return means return. If so, please consider deleting preferred. Please make similar revisions to footnote 6 of the fee table.

5.   Summary—Investment Advisory Agreement—In the description for Subordinated Liquidation Incentive Fee, the terms "adjusted capital" and "liquidation" are used. Because of the lack of defined terms, the meaning of terms used in the prospectus is not

clear. For example, does liquidation mean the generally used definition or does it refer to the description on page 8 for liquidity event (which also is not a defined term) that includes a merger or "a listing of our shares on a national securities exchange." Please revise the prospectus, accordingly. Further, if "liquidation" does include the listing on a national exchange, please (1) consider the use of a more descriptive term than liquidation (*e.g.*, liquidation/listing) and (2) ensure that footnote 6 (which seems to indicate that the incentive fee on capital gains goes away after liquidation) is correctly stated. The Company should also consider using cross-references to defined terms where appropriate.

6.   Summary—Investment Advisory Agreement—Subordinated Liquidation Incentive Fee—In your response, please explain how this fee differs from the capital gains incentive fee. What makes the fee "subordinated?" Specifically, would applying this fee against liquidated assets result in a different amount than that arising from the application of the capital gains incentive fee? We may have further comments.

7.   Distributions—Many investors may not fully understand a return of capital. Please clarify in the prospectus that:

- Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not.

- Shareholders should not assume that the source of a distribution from the fund is net profit.

In your response, please confirm that shareholder reports will clearly identify distributions that reflect a return of capital. In addition, please inform us whether the Company intends to report a distribution yield. If the Company intends to report a distribution yield at any point prior to finalizing its tax figures, the Company should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

8.   Conflicts of Interest—Please disclose the allocation policy affecting investments by the Company and its affiliated funds.

9.   Fees and Expenses—Footnote 6. Please add a sentence to the beginning of footnote 6 that although the Company may pay substantial incentive fees, no fees have been included in the fee table.

10.   Fees and Expenses—Please revise footnote 6 to disclose that the Company will accrue (but not pay) a capital gains incentive fee with respect to its unrealized appreciation.

11.   Fees and Expenses—Footnote 6 states, "Because the example below assumes a 5.0% annual return, as required by the SEC, <u>no subordinated incentive fee on income would be payable during the initial 12-month period of our investment operations following the date we meet the minimum offering requirement.</u>" (Emphasis added.) Please revise the highlighted text. The text may cause investors to believe that there is a general restriction on incentive fees rather than no such fees have been included in the fee table. In addition, since a 5% return is assumed each year, explain to the staff why your statement is limited to just the first year.

12. Fees and Expenses—Footnote 9 states, "…we may invest in private investment companies in limited circumstances…. As we have not decided to what extent we may make any such investments, any estimate of the amount of such fees would be highly speculative." General Instruction 10 of Item 3 of Form N-2 requires funds to make a good faith estimate of acquired fund fees and expenses. Please revise the prospectus accordingly.

13. Fees and Expenses—We note the high sales load. Was the decision not to list the Company's shares affected by the FINRA restrictions on sales commissions?

14. Fees and Expenses—In the "Incentive fees" line item, please add a parenthetical "(20% of investment income and capital gains)". In addition, please confirm to the staff that the Company has no expectation of earning incentive fees in its first year of operation.

15. Compensation of the Dealer Manager and the Investment Advisor—Subordinated incentive fee on income—This section includes the only definition of "adjusted capital" and it states that such definition is for "purposes of this fee…" The term "adjusted capital" also is used in the formula for the calculation of the subordinated liquidation incentive fee. Please revise the disclosure to clarify that the definition applies to the latter fee. In addition, please clarify the meaning of "proceeds from non-liquidating dispositions of our investments."

16. Risks Related to Our Business and Structure—The prospectus states, **"**We may acquire various structured financial instruments for purposes of 'hedging'…." Please state whether these investments are included in the 30% basket of non-qualified investments. In addition, include in the disclosure elsewhere in the prospectus the components of the 30% basket.

17. Payment-in-Kind Interest—Please add to the summary risk section that the Company may pay an incentive fee on interest accrued but not as yet received.

18. Investment Advisory Agreement—Incentive Fee Examples—Subordinated Incentive Fee on Income—Example 3—The year 5 assumption states that all proceeds are "net of any capital gains incentive fees payable…" In your response, explain the meaning of this reference. Are these capital gains incentive fees taken on investments B and C or on other investments? Under any circumstances, would it be possible for the adviser to obtain a capital gains incentive fee and a subordinated liquidation incentive fee on the appreciation of the same portfolio investments? This kind of incentive fee appears to be novel. In your response, please provide an analysis of whether this fee comports with the letter and spirit of the provisions of Section 205 of the Investment Advisers Act of 1940. We may have further comments.

19. Administrative Agreement—The administration agreement contains a gross negligence standard. Please explain why the Company's administrator cannot perform ministerial duties on a "mere negligence" standard. The disclosure acknowledges that the agreements with service providers were not negotiated on an arms' length basis because of the affiliations among the parties.

****

The staff may have additional comments on disclosure made in response to these comments, on information supplied supplementally, or on remaining exhibits. Please respond to the foregoing in a pre-effective amendment with changed material marked in conformity with rule 210 under Regulation S-T. The Company any should provide a response to all comments. Where no changes will be made in the filing in response to a comment made in this letter, please indicate this fact in your letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- The Company is responsible for the accuracy and adequacy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;
- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the Securities Act. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6970.


Sincerely,

Mary A. Cole
Senior Counsel
